UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

MARVEL ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
57383T103
(CUSIP Number)
Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	57383T103	Page	2	of	7

1	NAMES OF REPORTING PERSONS Isaac Perlmutter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		29,366,636

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,366,636

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,366,636

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.05%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	57383T103	Page	3	of	7

1	NAMES OF REPORTING PERSONS Object Trading Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		14,622,680

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,622,680

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,622,680

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.45%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	57383T103	Page	4	of	7

1	NAMES OF REPORTING PERSONS Isaac Perlmutter Trust 01/28/1993

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		28,660,281

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,660,281

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,660,281

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.15%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	57383T103	Page	5	of	7
This Amendment No. 23 to Schedule 13D is being filed on behalf of Isaac Perlmutter, Object Trading Corp., a Florida corporation (“Object Trading”) and the Isaac Perlmutter Trust 01/28/1993 (the “Trust”) to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib, Inc., a Florida corporation (“Zib”); (2) the Trust; (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter; (6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Entertainment, Inc. (“Marvel”). Mr. Perlmutter, Object Trading and the Trust are together referred to in this Statement as the “Reporting Persons.” This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.
Item 1. Security and Issuer.
Unchanged.
Item 2. Identity and Background.
Unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Unchanged.
Item 4. Purpose of Transaction.
Unchanged.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a)	As of March 3, 2009, the Reporting Persons (including all executive officers, trustees and directors set forth in Schedule I) may be deemed to beneficially own, to the best of their knowledge, an aggregate of 29,366,636 shares of common stock, par value $0.01 per share (the “Common Stock”), of Marvel, representing approximately 37.05% of the shares of Common Stock that either are currently outstanding or would be outstanding upon the exercise of options (if exercisable within 60 days) held by the Reporting Persons.
(b)	Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 29,366,636 shares of Common Stock.
Mr. Perlmutter owns the following directly: (i) 206,355 currently outstanding shares of Common Stock, (ii) options that are immediately exercisable for 500,000 shares of Common Stock and (iii) options, described in subsection (c) below, that are scheduled to become exercisable starting on March 2, 2010 for 514,354 shares of Common Stock.

CUSIP No.	57383T103	Page	6	of	7
Indirectly, Mr. Perlmutter may be deemed to beneficially own an additional 28,660,281 shares of Common Stock owned directly or indirectly by the Trust.
The Trust directly owns 10,342,956 shares of Common Stock and may be deemed to beneficially own 14,622,680 and 3,694,645 shares of Common Stock owned by Object Trading and Zib respectively. The Trust is the sole stockholder of Object Trading and Zib. The Trust may be deemed to possess the sole power to vote and dispose of the 28,660,281 shares of Common Stock described above.
Object Trading may be deemed to possess the sole power to vote and dispose of the 14,622,680 shares of Common Stock described above.
With regard to each executive officer and director of Object Trading and trustee of the Trust, such individuals have the sole power to vote and dispose of the respective amounts of Common Stock set forth on Schedule I attached hereto.
(c)	On March 2, 2009, 81,806 shares of Common Stock that had been granted to Mr. Perlmutter by the Issuer as restricted stock vested, and Mr. Perlmutter immediately transferred those shares to the Trust. Of those shares, (i) 39,062 were issued to Mr. Perlmutter in March 2007 pursuant to a performance-based award dated as of March 30, 2006 that was made under the Issuer’s 2005 Stock Incentive Plan and (ii) 42,744 were issued to Mr. Perlmutter in March 2008 pursuant to a performance-based award dated as of March 27, 2007 that was made under the Issuer’s 2005 Stock Incentive Plan. The March 2007 issuance consisted of 156,250 shares in total, vesting over four years; the shares that vested on March 2, 2009 were the second 25% of those shares. The March 2008 issuance consisted of 170,974 shares in total, vesting over four years; the shares that vested on March 2, 2009 were the first 25% of those shares.
Also on March 2, 2009, an option for the purchase of 514,354 shares of Common Stock at a price per share of $25.86 (the closing price per share of the Common Stock on February 27, 2009) was issued to Mr. Perlmutter. The Black-Scholes value of the option at grant was $4.3 million. The issuance of the option replaces the formerly anticipated issuance to Mr. Perlmutter on March 2, 2009 of $4.3 million in restricted stock, as provided for in a performance-based award dated as of February 12, 2008 that was made under the Issuer’s 2005 Stock Incentive Plan. The option has a four-year term and is scheduled to vest as to one-third of the underlying shares on each of March 2, 2010, March 2, 2011 and March 2, 2012.
The March 2, 2009 transfer and the March 2, 2009 issuance described above in this subsection were reported by the Reporting Persons on a Form 4 filed with the Securities and Exchange Commission on March 4, 2009.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No.	57383T103	Page	7	of	7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On February 13, 2008, the Issuer and Mr. Perlmutter entered into a share disposition agreement in connection with the Issuer’s stock repurchase program announced on February 19, 2008. Under the agreement, Mr. Perlmutter agreed not to dispose of any of his shares of the Issuer’s common stock while the repurchase program was in effect.
On March 3, 2009, the Issuer and Mr. Perlmutter amended and restated the share disposition agreement. The main purpose of the amendment and restatement was to provide that the agreement shall not preclude Mr. Perlmutter, upon any exercise of his stock options, from disposing of the shares underlying the options in order to pay the options’ exercise price or to pay estimated taxes due, and/or to reimburse the Issuer for amounts withheld, in connection with the exercise of the options. The above description is qualified in its entirety by reference to the full text of the amended and restated share disposition agreement dated March 3, 2009, a copy of which is attached hereto as Exhibit A.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following:

Exhibit	Description

A	Amended and Restated Share Disposition Agreement dated as of March 3, 2009 by and between Isaac Perlmutter and Marvel Entertainment, Inc.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2009	/s/ Benjamin Dean, attorney-in-fact for Isaac Perlmutter
Isaac Perlmutter

Dated: March 4, 2009	OBJECT TRADING CORP.
	By:	/s/ Benjamin Dean
		Name:	Benjamin Dean
		Title:	attorney-in-fact for Object Trading Corp.

Dated: March 4, 2009	ISAAC PERLMUTTER TRUST 01/28/1993
	By:	/s/ Benjamin Dean
		Name:	Benjamin Dean
		Title:	attorney-in-fact for Isaac Perlmutter Trust 1/28/1993

SCHEDULE I
EXECUTIVE OFFICERS, TRUSTEES AND DIRECTORS
The name and present principal occupation or employment of each of the executive officers and directors of Object Trading and each Trustee of the Trust are set forth below.
Object Trading Corp.

	Present Principal
	Occupation or		Marvel
Name and Positions Held	Employment	Business Address	Ownership

Isaac Perlmutter President and sole Director	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460	29,366,636
Isaac Perlmutter Trust 01/28/1993

	Present Principal
	Occupation or		Marvel
Name and Positions Held	Employment	Business Address	Ownership

Isaac Perlmutter Trustee	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460	29,366,636

Laura Perlmutter Trustee	Investor	P.O. Box 1028 Lake Worth, FL 33460	0

Exhibit A
AMENDED AND RESTATED SHARE DISPOSITION AGREEMENT
AMENDED AND RESTATED SHARE DISPOSITION AGREEMENT (the “Agreement”), dated as of March 3, 2009, by and between Marvel Entertainment, Inc., a Delaware corporation (the “Company”), and Isaac Perlmutter (the “Stockholder”).
RECITALS
WHEREAS, the Stockholder owns beneficially shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) and options to purchase shares of Common Stock;
WHEREAS, on February 13, 2008, the Board of Directors of the Company (the “Board of Directors”) authorized a stock repurchase program for the purchase by the Company of up to $128,169,618 (including $28,169,618 remaining unspent as of that date under the Company’s earlier repurchase authorizations) of Common Stock in the open market or through privately negotiated transactions (the “February 2008 Program”);
WHEREAS, the Board of Directors has provided that the February 2008 Program shall remain in effect until the earlier of: (i) its cancellation by the Board of Directors; or (ii) the Company completing the purchase of $128,169,618 of the Common Stock under the February 2008 Program; or (iii) March 1, 2010 (the “Stock Repurchase Period”); and
WHEREAS, the Company and the Stockholder entered into a share disposition agreement on February 13, 2008 to provide for certain rights and obligations in connection with the shares and options owned by the Stockholder;
WHEREAS, the Company and the Stockholder now wish to amend and restate the February 13, 2008 share disposition agreement, upon the terms and subject to the conditions hereinafter set forth;
NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I.
Section 1.01 RESTRAINT ON ALIENATION. The Stockholder agrees that, during the period beginning from the date hereof and continuing to the earlier of (a) the end of the Stock Repurchase Period, or (b) the date the Stockholder is neither an employee nor a director of the Company, or (c) a “Change of Control”, the Stockholder will not offer, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly by the Stockholder (including holding as a custodian) or with respect to which the Stockholder has beneficial ownership within the rules and regulations of the SEC (collectively, the “Stockholder’s Stock”). For the avoidance of doubt, the restriction contained in the previous sentence shall not restrict, in any way, the Stockholder’s ability to exercise any options or warrants held by or granted to the Stockholder during the Stock Repurchase Period provided that the Stockholder retains beneficial ownership of the Common Stock or restricted Common Stock underlying such options or warrants during the Stock Repurchase Period; furthermore, and notwithstanding anything herein to the contrary, this Agreement shall not restrict the Stockholder’s ability to dispose of shares (whether through a

“net exercise” of options or through a private or market sale of shares) if the disposition is, or its proceeds are, used (i) to pay to the Company the exercise price of any option exercised by the Stockholder for the purchase of Common Stock, (ii) to pay estimated taxes due, and/or to reimburse the Company for amounts withheld, in connection with the exercise by the Stockholder of any option for the purchase of Common Stock and/or (iii) to pay any brokerage commissions incurred on sales permitted under this Agreement. For purpose of this Agreement, a Change of Control shall mean a transaction whereby (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is or becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities entitled to vote in the election of directors of the Company, (ii) the Company is a party to any merger, consolidation or similar transaction as a result of which the stockholders of the Company immediately prior to such transaction beneficially own securities of the surviving entity representing less than fifty percent (50%) of the combined voting power of the surviving entity’s outstanding securities entitled to vote in the election of directors of the surviving entity or (iii) all or substantially all of the assets of the Company are acquired by a third party.
Section 1.02 RESTRICTIONS ON HEDGING OR OTHER TRANSACTIONS. The foregoing restriction is expressly agreed to preclude the Stockholder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Stockholder’s Stock even if such Shares would be disposed of by someone other than the Stockholder. Such prohibited hedging or other transactions would include without limitation any short sale or any sale or grant of any right (including without limitation any put or call option) with respect to any of the Stockholder’s Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Stockholder’s Stock.
Section 1.03 ALLOWABLE TRANSFERS. Notwithstanding the foregoing, the Stockholder may transfer the Stockholder’s Stock (i) as a bona fide gift or gifts, provided that the donee or donees thereof receiving in excess of 1,000 shares of the Stockholder’s Stock agree to be bound in writing by the restrictions set forth herein, (ii) to any trust, limited partnership or similar vehicle for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or to any corporation which is wholly-owned by such a trust, limited partnership or similar vehicle, provided that the trustee of the trust, the general partner of the limited partnership or the person holding the similar position in another vehicle agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) among any entities described in clause (ii) provided that any such transfer shall not involve a disposition for value. For purposes of this Agreement, any transfer by the Stockholder of the Stockholder’s Stock pursuant to clause (ii) above in consideration for an ownership interest in such limited partnership, trust or similar vehicle shall be deemed to not involve a disposition for value. In addition, for purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.
ARTICLE II.
Section 2.01 DISPOSITION OF COMMON STOCK. Nothing contained herein shall in any way supersede, replace, diminish, or nullify any other restrictions or obligations promulgated by the Securities Act of 1933, as amended, or otherwise binding on the Stockholder with respect to disposition of the Stockholder’s Stock.

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Section 2.02 ENTIRE AGREEMENT. This Agreement represents the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes any and all prior oral and written agreements, arrangements and understandings among the parties hereto with respect to such subject matter, and can be amended, supplemented or changed, and any provision hereof can be waived, only by a written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.
Section 2.03 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the parties hereto and their respective successors and assigns, including any person to whom the Stockholder may assign Stockholder’s rights and obligations and shall inure to the benefit of the parties hereto and, their respective successors and assigns.
Section 2.04 PARAGRAPH HEADINGS. The paragraph headings contained in this Agreement are for general reference purposes only and shall not affect in any manner the meaning or interpretation of the terms or other provisions of this Agreement.
Section 2.05 APPLICABLE LAW. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without regard to the conflicts of law principles of such state.
Section 2.06 SEVERABILITY. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.
Section 2.07 NO WAIVER. The failure of any party at any time or times to require performance of any provision hereof shall not affect the right at a later time to enforce the same. No waiver by any party of any condition, and no breach of any provision, term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.
Section 2.08 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same original instrument.
IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, as of the day and year first above written.

MARVEL ENTERTAINMENT, INC.			STOCKHOLDER:

By:	/s/ John Turitzin		/s/ Isaac Perlmutter
	Name:	John Turitzin	Isaac Perlmutter
	Title:	Executive Vice President, Office of the Chief Executive

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